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                                                                    EXHIBIT 99.3

        SECTION CAPTIONED "RISK FACTORS" CONTAINED IN NETCREATIONS, INC. ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1999
                        (COMMISSION FILE NO. 001-14875)

     You should carefully consider the following risks before you decide to invest in our company. If any of the following risks actually occur, our business, financial condition or results of operations may suffer. As a result, the trading price of our common stock could decline, and you may lose all or part of your investment.

WE DEPEND ON CONTINUED GROWTH IN USE OF THE INTERNET FOR E-MAIL DIRECT MARKETING AND E-COMMERCE.

     The business of e-mail direct marketing and e-commerce is new and rapidly evolving. Our business would be adversely affected if Internet usage for the exchange of information and for commerce does not continue to grow because advertisers might feel less compelled to use our services as opposed to more traditional advertising services. Internet usage may be inhibited for a number of reasons, such as:

        o inadequate network infrastructure;

        o security concerns;

        o inconsistent quality of service; and

        o lack of availability of cost-effective, high-speed service.

THE ACCEPTANCE AND EFFECTIVENESS OF INTERNET OPT-IN E-MAIL DIRECT MARKETING IS RELATIVELY UNPROVEN.

     Our future success will depend on an increase in the use of the Internet as an opt-in marketing medium or for opt-in e-mail generally. The opt-in e-mail direct marketing industry is new and rapidly evolving. Consequently, current indications of its effectiveness compared to traditional postal direct marketing may not be supported as the industry matures. As a result, there generally is significant uncertainty about the demand and market acceptance for opt-in e-mail marketing solutions or Internet advertising solutions.

     Many of our current or potential customers may have little or no experience using the Internet for direct marketing purposes. The adoption of Internet direct marketing, particularly by those entities that have historically relied upon traditional media and mailings for marketing, requires the acceptance of a new way of conducting business. These companies may find e-mail direct marketing to be less effective for promoting their products and services as compared to traditional mass media and postal marketing.

     We cannot assure you that the market for e-mail direct marketing will continue to emerge, or will become sustainable.



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INTERNET, SOFTWARE OR HARDWARE FAILURES OR SHORTCOMINGS COULD ADVERSELY AFFECT
OUR BUSINESS IN DIVERSE WAYS.

     We depend on software, hardware, and the Internet to collect, store, retrieve and process e-mail addresses and other data and to send e-mail for our direct marketing customers. The third-party websites which we rely upon to collect e-mail addresses are less likely to collect additional e-mail addresses for us if their operations are disrupted or slowed by Internet, software or hardware failures or shortcomings or if such occurrences discourage potential visitors from using the Internet or visiting their sites. Direct marketers are less likely to utilize our services if potential customers are prevented or discouraged from using the Internet and receiving promotional messages due to Internet, software, or hardware failures or shortcomings.

     Many of the Internet service providers and Web site operators on whom we depend have experienced significant service slowdowns, malfunctions, outages and capacity limitations. We also depend upon the reliability, speed, data capacity, ease of use, accessibility and security of the Internet as well as its continued development and acceptance for commercial use generally.

     The Internet infrastructure may not be able to support the increasing demands placed on it at acceptable service levels as Internet usage grows. An individual's satisfactory Internet experience may also depend on the proper functioning and the continued development of equipment such as high speed modems and personal computers. Not all software and equipment protocols and standards are compatible. Users may experience difficulties due to computer-related, telecommunications, or other equipment, software, or system failures or shortcomings unrelated to our services.

     In addition, some of our systems' infrastructure is not yet supported by redundant servers. Any failure in our system that is not backed up by redundant servers could cause significant delays in our business operations.

     If we experience a temporary or permanent business interruption, whether due to casualty, an operating malfunction, a power outage or otherwise, we may have to reconfigure our software, hardware and Internet infrastructure to address our customers' needs and orders. We may be unable to do so effectively or rapidly enough to avoid loss of business or damage to our reputation. Any interruption of service would be potentially harmful to our business and reputation because even a short interruption in the midst of performing a time-sensitive project for a customer could be very damaging to our relationship with that customer. In certain instances, such as power outages or Internet service provider outages, we may be unable to do anything other than wait for the restoration of service and suffer the consequences of business interruption.

YOU MAY HAVE DIFFICULTY EVALUATING OUR BUSINESS AND PROSPECTS OR PROJECTING OUR FUTURE OPERATING RESULTS BECAUSE WE HAVE A RELATIVELY LIMITED OPERATING HISTORY AND WE WILL ENCOUNTER RISKS AND DIFFICULTIES AS AN EARLY-STAGE COMPANY IN A NEW AND RAPIDLY EVOLVING MARKET.

     We have been in the business of providing Internet marketing services since we commenced operations in 1995. During 1996, our principal service offerings transitioned from that of Web site design and promotion to opt-in e-mail marketing services. It is unlikely that the growth rates we have experienced


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are sustainable as our business and the market for opt-in e-mail marketing services mature and more competitors enter the field.

     We will encounter risks and difficulties frequently experienced by early-stage companies in new and rapidly evolving markets, including our ability to:

        o anticipate and adapt to our evolving market;

        o implement sales and marketing initiatives;

        o develop and introduce new products and services;

        o enhance our brands;

        o attract, retain and motivate qualified personnel;

        o respond to actions taken by our competitors;

        o effectively manage our growth by building a solid base of management;

        o operations and technology; and

        o integrate acquired businesses, technologies and services.

     We may not successfully address any of these risks.

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE SEASONALLY SO THE RESULTS OF
ONE QUARTER ARE NOT NECESSARILY INDICATIVE OF RESULTS IN THE SUCCEEDING QUARTER AND THE PRICE OF OUR SECURITIES MAY FLUCTUATE IN RESPONSE TO THOSE FLUCTUATIONS.

     The traditional postal direct marketing industry tends to have higher revenues in the fourth quarter of the year, when direct marketers send out holiday promotions, and somewhat lower revenues during the summer, when direct marketing activity is reduced overall. To date, because of the rapid growth of the e-mail direct marketing industry, our revenues have grown sequentially from quarter to quarter. Therefore, our revenues have not followed the seasonal patterns of the traditional postal direct marketing industry. We anticipate, however, that as our business matures, our revenues will track more closely the seasonal patterns experienced in the traditional postal direct marketing industry.

OUR FUTURE REVENUES ARE UNPREDICTABLE, AND OUR FINANCIAL RESULTS MAY FLUCTUATE.

     Our historical financial data is not reliable as a basis upon which to predict our future revenues or operating expenses for a number of reasons, including our limited operating history, the emerging nature of our industry category, and our growth strategy. Furthermore, there is no guarantee that the seasonal fluctuations that we have experienced in our operating results to date will continue as before as our business and the industry evolve and grow.

     Our financial results may fluctuate significantly because of several factors, such as the following, all of which are beyond our control except for the incurrence of expenses:

        o Revenues in any quarter are substantially dependent on orders booked and delivered in that quarter;


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        o Demand by direct marketers for use of opt-in e-mail addresses in our database may fluctuate due to seasonal and cyclical marketing campaigns;

        o The market in which we compete is relatively new and rapidly evolving;

        o We expect to increase our expense levels in the near future in an attempt to grow our database and our market share more rapidly. As a result, any delay in generating or recognizing revenues could cause significant variations in our operating results from quarter to quarter and could result in operating losses;

        o The relatively new industry in which we are engaged has not been tested in a recessionary economic environment where budget constraints and contraction in income available for discretionary purchases could reduce the use of our services;

        o Competition is increasing in our industry, and we anticipate that this could result in changes in our sales, pricing policies or expenses or those of our competitors; and

        o General economic conditions and economic conditions specific to the Internet and the online direct marketing industry may vary.

THERE IS NO ASSURANCE THAT WE WILL CONTINUE TO BE PROFITABLE, AND WE MAY INCUR LOSSES IN THE FUTURE.

     We had net income of $4,531,508 in 1999, $605,863 in 1998 and $260,349 in
1997. We were an S corporation through November 15, 1999. On a pro forma basis, to adjust net income as if it had been fully subject to Federal, state and city taxes as a C corporation, rather than an S corporation, we had net income of $2,940,508 in 1999, $362,091 in 1998 and $154,377 in 1997. As of December 31,
1999, we had retained earnings of $907,866 and shareholder's equity of $45,262,021. However, we may not be able to sustain our current levels of profitability and may incur losses in the future.

     We expect to increase our expenditures on sales and marketing, research and development, and general and administrative expenses in order to expand our business. If we acquire other businesses in connection with our planned expansion, we may have to record goodwill or other intangible assets or in process research and development associated with any such acquisition. Intangible assets would be amortized over their estimated useful lives, while in process research and development would be written off at the date of acquisition. Increased competition in our industry may also adversely affect our profitability as may other conditions which may be beyond our control. In addition, many of our direct marketing customers are not profitable and may not have resources available in the future to rent our lists or pay for our services.

CHANGES IN OUR COMMISSION POLICIES MAY RESULT IN REDUCED MARGINS OR NEGATIVE IMPACTS ON OUR CASH FLOW.

     In a small number of cases, primarily involving websites that we believe are well-known to both consumers and our direct marketing customers, we have agreed to pay advance fees to the Web site. In those cases, we generally, but


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not always, have the right to offset against those payments any payment of the percentage of fees that may become payable to the Web site in the future if an e-mail address it owns is used for a particular e-mail marketing campaign. In a few cases, we pay third-party websites flat fees for the collection of e-mail addresses for inclusion in our database instead of paying a percentage of the fee from direct marketing customers to those websites. Advance payments burden our cash flow and might prevent us from making other expenditures that might generate revenues or growth for us. Our net income would be negatively affected if a list management arrangement is not profitable enough for us to earn amounts sufficient to offset advance payments, or if a list management arrangement is terminated before we are able to earn amounts sufficient to offset advance payments.

     We typically pay Web site owners commissions amounting to 50% of the revenue we earn, less volume discounts, if applicable, each time we send an e-mail message to any e-mail address list owned by that Web site owner. However, competitive pressures or strategic or other reasons may cause us to make advance payments or pay commissions of more than 50% of the revenue from sending e-mail messages to e-mail address list owners in the future. If we pay to our Web site owners a higher rate of commissions or make advance payments that are not recovered, our margins will be reduced. We may have reduced profits or may become unprofitable if any increase in the amount of unrecovered advance payments to Web site owners or the rate of commissions paid to Web site owners, and the consequent decrease in our margins, is not offset by lower general and administrative costs as a percentage of revenues or increased revenues from other sources.

IF OUR DIRECT MARKETING CUSTOMERS CEASE TO DO BUSINESS WITH US, WE MIGHT BE UNABLE TO REPLACE LOST REVENUES.

     We have no long-term contracts with any of our direct marketing customers. There is no guarantee that any of the direct marketers who have previously used our services will use our lists in any particular quarter or that they will continue to use our lists in the future. Substantially all of the contracts with our direct marketing customers can be terminated on short notice without penalty.

WE ARE DEPENDENT ON THIRD PARTIES TO GENERATE A SUFFICIENT NUMBER OF E-MAIL ADDRESSES AND, IF THEY TERMINATE THEIR AGREEMENTS WITH US, OUR BUSINESS COULD BE SERIOUSLY HARMED.

     We depend on our network of third-party websites to post sign-up forms on their sites and encourage visitors to their sites to sign up to receive commercial e-mail messages from our direct marketing customers about topics of interest. Several high-traffic sites with which we signed agreements in the past have not been successful in generating significant numbers of opt-in e-mail addresses for our database. Furthermore, the sites in the network:

        o are not within our control;

        o may incorporate into their websites the sign-up forms of other e-mail marketing companies in addition to or in place of our sign-up form; and

        o are not obligated to continue to build lists for us.



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     Net revenues generated from the e-mail address lists of two of the websites in our network accounted for approximately 15% and 24% of our total net revenues during 1998 and 1999, respectively. Loss of these e-mail address lists could materially adversely affect our business, financial condition and results of operations.

     We intend to increase the size of our database through partnership agreements with high-traffic websites, but there is no assurance that we will do so in timely fashion or at all. Our increasing expenditures to develop this channel could materially adversely affect our operating margins and our cash flow. If we fail to successfully implement this strategy, our business, financial condition and results of operations could be materially adversely affected.

THE INTERNET USERS WHO SIGN UP TO RECEIVE OUR MAILINGS CAN OPT OUT, OR REMOVE THEMSELVES FROM OUR LISTS, OR MAY CHANGE THEIR E-MAIL ADDRESSES AT ANY TIME.

     We provide detailed instructions at the top of every e-mail message we send out allowing Internet users to remove themselves from our lists. Because this is a new business model, we do not know how long the average Internet user will stay on our lists or how many mailings they will accept before opting out. Currently, the opt-out rate is less than one percent on any given mailing. However, as more and more marketers use our lists and send out offers, the number of mailings sent to names on our lists also increases and the number of those opting out may increase as well. If the rate of list removal requests were to increase substantially, our fees for the use of our lists could decrease and our business, financial condition, and results of operations could be materially adversely affected.

     In addition, it is possible that some of the Internet users in our database could change their e-mail addresses, thus making some of our direct marketing customers' messages undeliverable. If a message sent to an Internet user is returned to us because the e-mail address is invalid, we remove that e-mail address from our database. If a large number of Internet users in our database change their e-mail addresses and do not update the information in our database, or if they delay before opting in again or do not opt in again, then our business, financial condition or results of operations could be materially adversely affected.

OUR BUSINESS COULD BE SERIOUSLY AFFECTED BY THE PRIVACY CONCERNS OF INTERNET USERS.

     Our opt-in e-mail direct marketing service collects consumer preference and profile information each time an Internet user visits a participating Web site and volunteers information in response to survey questions. Privacy concerns may cause users to resist signing up for our lists and providing the personal data necessary to support the growth and expansion of our database. More importantly, even the perception of privacy concerns, whether or not valid, may indirectly inhibit market acceptance of our service.

WE DEPEND ON ADDING TO AND RETAINING OUR MARKETING CUSTOMER BASE.

     We have sent e-mail messages for direct marketing campaigns to e-mail addresses in our database on behalf of over 1,800 e-mail direct marketing customers. However, 15 customers accounted for approximately 33% of our net revenues in 1999. Our ability to attract new marketing customers will depend on a variety of factors, including the responsiveness, scalability, reliability and cost-effectiveness of our e-mail marketing services and our ability to effectively market these services.


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     Many of our current marketing customers initially use a small number of our lists for testing purposes. If such a test mailing is successful, the customer may repeat his mailing to a much larger universe of lists and continue to use our lists in the future. If we fail to generate repeat and expanded business from our current and future customers, our business, financial condition and results of operations would be seriously harmed.

WE RELY ON RESELLERS AND INTEND TO INCREASE OUR RELIANCE ON RESELLERS.

     We intend to increase the proportion of our marketing customers obtained through our reseller channels, which include e-mail address list brokers, interactive advertising agencies, Web design firms and websites that attract small business owners. Such parties are typically referred to as "resellers" because they place orders in their own names for use of opt-in e-mail addresses in our database on behalf of their e-mail direct marketing customers. We bill the reseller our customary fees for use of opt-in e-mail addresses in our database by their e-mail direct marketing customers, less any applicable volume discounts, but we also grant a brokerage discount to the reseller. In 1998, resellers were responsible for approximately 38% of our net revenues and represented approximately 49.5% of our net revenues in 1999.

     While we intend to expand our own sales force, we believe that we can grow our business more rapidly by relying on the larger aggregate sales force represented by those reseller channels. If we fail to grow our business, competitors may be able to enter our industry or find ways to compete more effectively with us for our customers. Consequently, if we fail to increase the proportion of our marketing customers obtained through reseller channels, our business, financial condition and results of operations could be materially adversely affected.

     Because we give resellers discounts, any sales through resellers will have lower gross margins than direct sales of the same e-mail addresses. To the extent we increase the proportion of sales through resellers, our net revenues and gross profits could decrease. Our agreements with such resellers are generally not exclusive and, in many cases, may be terminated by either party without cause. These resellers do not have minimum purchase or resale requirements. Many of these resellers market e-mail lists that are competitive with our e-mail lists. These resellers may not give a high priority to the marketing of our lists or may not continue to carry our lists. They may give a higher priority to other lists, including their own lists or the lists of our competitors. We may not retain any of our current resellers or successfully recruit new resellers.

THE PLANNED EXPANSION OF OUR BUSINESS MAY STRAIN OUR MANAGEMENT SYSTEMS AND OTHER RESOURCES.

     Since inception, our net revenues have grown from $102,000 in 1995, to $3.4 million in 1998, to $20.7 million in 1999. We had two employees in 1995, 10 at the end of 1998 and 40 at the end of 1999. The pursuit of our business strategy may strain upon our current managerial, operational and financial resources.

     We will need to continue to improve our financial and management controls, reporting systems and procedures. We will also have to continue to expand, train and manage our work force for marketing, sales and technical support, product development, and infrastructure management, and manage multiple relationships with customers and other third parties. We also plan to expand the geographic scope of our customer base and operations. We will need to continually expand


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and upgrade our technology infrastructure and systems and ensure continued
high levels of service, speedy operation, and reliability. To achieve our objectives, we may acquire technologies or products or enter into strategic alliances or acquisitions, although we have no plans or agreements to do so at the present time.

     Much of our management team is relatively new to our company and has a short history of working together. Four members of our management team, consisting of our President and Chief Operating Officer, our Senior Vice President, Sales and Business Development, our Senior Vice President, Marketing, and our Chief Information Officer, have joined us in the past two months.

WE FACE INTENSE COMPETITION AND MAY BE UNABLE TO COMPETE SUCCESSFULLY.

     The market for our service is intensely competitive, evolving and subject to rapid technological change. We expect the intensity of competition to increase in the future. We believe that we must rapidly expand our business and market share. If we fail to do so, competitors may copy our business strategy or take other steps to prevent us from achieving our goals.

     Our competitors include other e-mail direct marketing companies; incentive-based direct marketers; providers of permission-based outsourced e-mail solutions; e-mail list owners that manage their own e-mail lists in-house; banner advertising companies; and postal direct marketing companies. In addition, because there are relatively low barriers to entry in the e-mail direct marketing business, we expect additional competition from other established and emerging companies as the e-mail direct marketing business continues to develop and expand. We expect to face competition in the future from other companies entering the field as e-mail address list owners, managers and brokers. Companies that operate banner advertising networks have entered the e-mail marketing business through acquisitions of competing e-mail marketing companies.

     Many of our competitors have longer operating histories; significantly greater financial, technical, marketing and other resources; significantly greater name recognition; and a larger installed base of customers than we have. In addition, many of our competitors have well-established relationships with our current and potential customers, have extensive knowledge of our industry and are capable of offering complementary services and products that are beyond the scope of our current business operations but might be attractive to customers seeking to purchase services in addition to e-mail direct marketing services. As a result, our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their services than we can.

     In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their services to address customer needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition will increase as a result of industry consolidations.

OUR MARKET IS SUBJECT TO RAPID TECHNOLOGICAL CHANGE.

     Our future success depends on our ability to:

        o adapt to rapidly changing technologies;


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        o adapt our services to evolving industry standards; and

        o improve the performance, features and reliability of our service and product offerings in response to competitive product and service offerings and evolving demands of the marketplace.

     We cannot assure you that we will succeed in addressing these issues. Our efforts to upgrade our software or introduce new software may not be completed in a timely fashion or at all and may result in errors which could seriously harm us. In addition, the widespread adoption of new Internet networking technologies or other technological changes could require us to expend substantial amounts of capital to change our services or infrastructure. Moreover, these changes may involve new technologies which may not be measurable by our current methods.

WE EXPECT TO EXPAND OUR OPERATIONS OVERSEAS BUT YOU WILL NOT BE ABLE TO QUANTIFY THE RISKS ASSOCIATED WITH INTERNATIONAL EXPANSION.

     We intend to pursue international expansion during the next 12 months but do not have a specific geographic focus, detailed plan for implementation or schedule to do so at this time. International operations are subject to risks that may materially adversely affect our business, results of operations and financial condition. In particular, opt-in e-mail direct marketing might not become an acceptable form of advertising internationally. In addition, privacy regulations in some other countries, including the European Union, are more stringent than in the United States. These regulations could hinder our ability to collect demographic data on potential consumers, which could have a material adverse affect on our business. Other risks of international operations are:

        o regulatory requirements;

        o reduced protection for intellectual property rights in some countries;

        o difficulties and costs of staffing and managing foreign operations;

        o political and economic instability; and

        o fluctuations in currency exchange rates.

WE ARE HIGHLY DEPENDENT UPON ROSALIND RESNICK AND RYAN SCOTT DRUCKENMILLER,
OUR FOUNDERS, AND OUR OTHER EMPLOYEES AND THE LOSS OF THEIR SERVICES COULD HARM US.

     Rosalind Resnick, our Chief Executive Officer and Chairman of our board of directors, and Ryan Scott Druckenmiller, our Chief Technology Officer and a member of our board of directors, founded us and are essential to the continued viability of the business. We have key man life insurance in the amount of $5 million each, and disability insurance in the amount of $3 million each, on Ms. Resnick and on Mr. Druckenmiller. We cannot assure you that this coverage will be adequate to compensate us for the loss of services of either one of our founders.

     Our future success depends on the continued service of our senior management, sales, marketing, customer service, administrative, and technology personnel. The loss of the services of one or more of our key personnel could seriously harm our business, financial condition and results of operations.


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Although Ms. Resnick and Mr. Druckenmiller, as well as our President, Chief
Financial Officer, our Senior Vice President, Sales and Business Development, our Senior Vice President, Marketing, and our Chief Information Officer have all executed and delivered employment contracts with us which will expire late in 2002 or early in 2003, the employees may terminate the contracts at any time upon 90 days written notice. In addition, the balance of our work force are employed on an at-will and short-term basis.

     Our future success also depends on our continuing ability to attract, hire, train and retain other highly skilled managerial, technical, sales, marketing and customer service personnel in order to accommodate the growth of our business. In addition, we are likely to need to recruit additional senior management personnel as our business grows, particularly in the international arena. Competition for such personnel is intense, and we may fail to retain our key employees, or attract, assimilate or retain other highly qualified personnel in the future.

WE MAY NOT BE ABLE TO SUCCESSFULLY PROTECT OUR INTELLECTUAL PROPERTY.

     Although we are a marketing company, we also depend heavily on technology to operate our business. We have developed proprietary technology to enable Web site visitors to opt in to receive targeted advertising information from our direct marketing customers. The software also enables our direct marketing customers and e-mail address list brokers to target e-mail addresses in our database associated with persons with specific demographics, and allows direct marketers to track the response rates to their mailings. We have developed a double opt-in confirmation system which sends Internet users a confirmation e-mail message after they have signed up their e-mail address in our database and requires them to verify that they would like to begin receiving commercial e-mail messages from our marketing clients. We have filed a patent application for this technology. We also have know-how and trade secrets, including the identities and other information concerning our direct marketing customers and the information in our e-mail address database, which we seek to protect. If we do not adequately protect our intellectual property, our business, financial condition and results of operations will be materially adversely affected.

     While we are unable to determine the extent to which piracy of our technology exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Our means of protecting our proprietary rights may not be adequate. Our competitors may independently develop similar technology, duplicate our technology design around patents issued to us or our other intellectual property, attempt to copy aspects of our service, or obtain and use our proprietary information that we regard as proprietary.

     There has been a substantial amount of litigation in the software industry regarding intellectual property rights. It is possible that, in the future, third parties may claim that our current or potential future technologies infringe upon their intellectual property. We have not performed any comprehensive analysis of patents of others that may limit our ability to do business.

     We expect that as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps infringement claims will be made more frequently. Any such claims, with or without merit, could be time-consuming, result in costly litigation and diversion of management resources, cause product shipment delays or require


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us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could seriously harm our business, financial condition and results of operations.


INCREASING GOVERNMENT REGULATION COULD LIMIT THE MARKET FOR OUR SERVICE, WHICH COULD SERIOUSLY HARM OUR BUSINESS.

     As Internet marketing and commerce evolves, we expect that federal, state or foreign governments will increasingly adopt laws and regulations which could hinder the acceptance of the Internet as a communications and commercial medium or otherwise harm our business. We expect that laws or regulations will be enacted in various jurisdictions covering issues such as:

        o the transmission of unsolicited e-mail marketing messages;

        o user privacy;

        o content of e-mail messages;

        o quality of products and services; and

        o the solicitation, collection, processing and distribution of personal/customer information,

which could adversely affect our business. Such laws and regulations could adversely affect the demand for our services if direct marketers perceive that we will be hindered from reaching a substantial targeted audience or that substantial liability might arise due to technical breaches of such restrictions, such as limitations on content or transmission. Our own business exposure might increase substantially if we were to be held responsible for the content or quality of e-mail messages which we transmit on behalf of our direct marketing customers. If we are forced to bear additional administrative burdens in collecting, storing or maintaining data, our expenses would increase and market conditions might preclude us from passing our increased costs on to our direct marketing customers. While we seek to respect Web site visitor privacy and do not send unsolicited e-mail messages to our database, user privacy laws and regulations might be designed so restrictively as to make it increasingly difficult to obtain opt-in e-mail addresses or sell the use of those addresses to our direct marketing customers.

     Laws and regulations regulating the transmission of unsolicited e-mail marketing messages are being considered by many jurisdictions. Legislation of that type has recently been adopted by the States of California, Virginia and Washington, and similar legislation is pending in the State of New York and in Congress. The Telecommunications Act of 1996 prohibits some types of information and content from being transmitted over the Internet. The prohibition's scope and the liability associated with a Telecommunications Act violation are currently unsettled. In addition, although substantial portions of the Communications Decency Act were held to be unconstitutional, we cannot be certain that similar legislation will not be enacted and upheld in the future. The European Union adopted a Directive on Privacy, effective on October 24, 1998, which establishes minimum standards for the collection and use of personal identifying information in the European Union and prohibits the transfer of this


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information to countries whose privacy standards are deemed inadequate.

ROSALIND RESNICK AND RYAN SCOTT DRUCKENMILLER CONTROL US, AND THEIR INTERESTS MAY CONFLICT WITH YOUR INTERESTS.

     Rosalind Resnick beneficially owns $5,954,500 shares, or approximately 38.4% of our outstanding common stock, and Ryan Scott Druckenmiller beneficially owns 5,730,035 shares, or approximately 37.0% of our common stock. In addition to being our founders, Ms. Resnick and Mr. Druckenmiller are executive officers and members of our board of directors. If Ms. Resnick and Mr. Druckenmiller were to act in concert they would be able to exercise control over all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of our company and of giving Ms. Resnick and Mr. Druckenmiller the opportunity to substantially impact all matters requiring approval by our shareholders even if Ms. Resnick and Mr. Druckenmiller do not act in concert.

WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS.

     Errors, omissions or defects in or other performance problems with our service could result in financial or other damages to our marketing customers because our marketing customers use our service for time-critical communications with their prospective customers. Our marketing customers could seek damages for losses from us. Our license agreements typically contain provisions designed to limit our exposure to such claims, but the protection afforded by such provisions is dependent upon the solvency of the parties to our licensing agreements and existing or future laws or unfavorable judicial decisions could negate such limitation of liability provisions. We have not experienced any liability claims to date. However, a liability claim brought against us, even if not successful, would likely be time-consuming and costly. A liability claim could materially adversely affect our business, financial condition and results of operations.

WE MAY BE SUBJECT TO CLAIMS DUE TO THE ACTIVITIES OF OUR CUSTOMERS.

     We cannot predict whether our role in facilitating our customers' promotion of products and services would expose us to liability. If that should occur, we could be required to expend significant management and financial resources to address any such claim or to pay any fines or penalties which might result or we could be required to alter or discontinue certain methods of doing business or take other steps which could be materially adverse to our business, financial condition, or results of operations. Our current insurance may not provide adequate coverage against claims which could have an adverse effect on our business.

THE FUTURE SALE OF SHARES OF OUR COMMON STOCK MAY NEGATIVELY AFFECT OUR STOCK PRICE.

     The 3,795,000 shares sold in our initial public offering are freely tradable without restriction except for any shares purchased by our "affiliates" as defined in Rule 144 under the Securities Act. 11,700,000 of our outstanding shares of common stock are "restricted securities" as defined in Rule 144, substantially all of which are owned by Ms. Resnick or Mr. Druckenmiller, who are "affiliates" of the company. We have also granted options to purchase 1,629,500 of our shares of common stock to our employees and our directors other than Ms. Resnick and Mr. Druckenmiller. Our stock option plan permits


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the issuance of options to purchase up to 2,000,000 shares of our common stock.

     Those shares may be resold only if there is an effective registration statement under the Securities Act covering those shares or an exemption from registration under Rule 144 or otherwise is available. In connection with our initial public offering, all of our executive officers and directors, including Ms. Resnick and Mr. Druckenmiller, have agreed that they will not sell any shares without the prior consent of the representative of the underwriters for a period of 180 days from November 12, 1999.

     The market price of our common stock could decline as a result of sales by Ms. Resnick or Mr. Druckenmiller and optionholders of a large number of shares of our common stock in the market or because of the perception that such sales could occur. We intend to register all shares of our common stock reserved for issuance under our stock option plan. Shares covered by such registration will be eligible for resale in the public market, subject to Rule 144 limitations applicable to "affiliates" and to the lock-up agreements described above. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

THE MARKET PRICE OF OUR STOCK MAY BE ADVERSELY AFFECTED BY MARKET VOLATILITY.

     The stock market has experienced extreme price and volume fluctuations, particularly with respect to Internet-related stocks. The trading price of our common stock could be subject to wide fluctuations in response to a various factors, such as the following:

        o fluctuations in our quarterly or annual results of operations;

        o changes in published earnings estimates by analysts and whether our earnings meet or exceed such estimates;

        o announcement of significant developments, such as the gain or loss of contracts or relationships or innovations or product introductions by us or our competitors;

        o additions or departures of key personnel;

        o changes in the rating or price targets of investment research analysts; and

        o changes in overall stock market conditions, including the stock prices of other Internet companies.

     In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. If we were subject to securities class action litigation, it could result in substantial costs and a diversion of our management's attention and resources.


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WE DO NOT PLAN TO PAY CASH DIVIDENDS EVEN THOUGH WE MADE DISTRIBUTIONS TO OUR
SHAREHOLDERS WHEN WE WERE A PRIVATE COMPANY.

     From the date of commencement of our business through November 15, 1999, we elected to be taxed as an S corporation under United States federal and state laws. In connection with that election, we typically made large distributions of income to our shareholders each year, who were subject to all federal and substantially all state taxes levied in respect of our earnings. Our shareholders paid taxes at their personal tax rates on that income and we did not pay federal corporate income taxes on that income. On November 15, 1999, we filed a notice of termination of our status as an S Corporation and we have been taxed since then as a C corporation. As a result, we, rather than our shareholders, will be taxed on income that we earn since November 15, 1999. We do not currently intend to pay any cash dividends from or after that date.

CERTAIN ANTI-TAKEOVER PROVISIONS MAY ADVERSELY AFFECT OUR SHARE PRICE AND IMPEDE "CHANGE OF CONTROL" TRANSACTIONS.

     Our restated certificate of incorporation includes provisions (1) requiring advance notice to us before nominating any person to be elected a director or concerning any other matter to be voted upon by our shareholders, (2) precluding shareholders from taking actions by written consent in lieu of a meeting, (3) requiring a majority of our shareholders or our president, chairman of our board of directors or a majority of our board to call a special meeting of shareholders, and (4) requiring the affirmative vote of at least two-thirds of our shareholders to amend these provisions. Our bylaws include corresponding provisions, as well as a provision permitting our board of directors to fill vacant directorships or increase the size of our board of directors. Section 912 of the New York Business Corporation Law prohibits an "interested shareholder" from engaging in a "business combination" with us for a period of five years from the date that person first became an interested shareholder unless certain conditions are met. Those provisions could, together or separately:

        o discourage potential acquisition proposals;

        o delay or prevent a change in control; and

        o limit the price that certain investors might be willing to pay in the future for shares of our common stock.

     In particular, our restated certificate of incorporation permits our board of directors to issue up to 5,000,000 shares of preferred stock with rights and privileges that might be senior to our common stock, without the consent of the holders of common stock. Those rights and privileges could include voting rights that could effectively eliminate the rights of common shareholders to control us and direct our affairs.



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